UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Carbonite, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141337 10 5

(CUSIP Number)

MENLO VENTURES

2884 SAND HILL ROAD, SUITE 100

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 141337 10 5

1.	Name of Reporting Persons Menlo Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,457,519 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,457,519 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,519 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X”) and MV Management X, L.L.C. (“MVM X,” and together with Menlo X, MEF X and MMEF X, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 3 to the statement on Schedule 13D.
(2)	Includes (i) 1,420,583 shares of Common Stock held by Menlo X; (ii) 12,074 shares of Common Stock held by MEF X; and (iii) 24,862 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 27,040,808 shares of the Common Stock outstanding as of July 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 as filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2016.

2.

13D

CUSIP No. 141337 10 5

1.	Name of Reporting Persons Menlo Entrepreneurs Fund X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,457,519 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,457,519 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,519 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 3 to the statement on Schedule 13D.
(2)	Includes (i) 1,420,583 shares of Common Stock held by Menlo X; (ii) 12,074 shares of Common Stock held by MEF X; and (iii) 24,862 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 27,040,808 shares of the Common Stock outstanding as of July 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 as filed with the Commission on August 9, 2016.

3.

13D

CUSIP No. 141337 10 5

1.	Name of Reporting Persons MMEF X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,457,519 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,457,519 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,519 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 3 to the statement on Schedule 13D.
(2)	Includes (i) 1,420,583 shares of Common Stock held by Menlo X; (ii) 12,074 shares of Common Stock held by MEF X; and (iii) 24,862 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 27,040,808 shares of the Common Stock outstanding as of July 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 as filed with the Commission on August 9, 2016.

4.

13D

CUSIP No. 141337 10 5

1.	Name of Reporting Persons MV Management X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,457,519 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,457,519 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,457,519 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 3 to the statement on Schedule 13D.
(2)	Includes (i) 1,420,583 shares of Common Stock held by Menlo X; (ii) 12,074 shares of Common Stock held by MEF X; and (iii) 24,862 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets is calculated based on 27,040,808 shares of the Common Stock outstanding as of July 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 as filed with the Commission on August 9, 2016.

5.

Explanatory Note

This Amendment No. 3 (the “Amendment”) to the statement on Schedule 13D is being filed by Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X,” and together with Menlo X and MEF X, the “Menlo Funds”), MV Management X, L.L.C. (“MVM X,” and together with the Menlo Funds, the “Reporting Persons”) and amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2011 as amended by Amendment No. 1 to Schedule 13D originally filed with the SEC on September 20, 2013, and Amendment No. 2 to Schedule 13D originally filed with the SEC on June 17, 2016 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.01 par value per share (“Common Stock”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the sale of shares of Common Stock of the Issuer between August 11, 2016 and August 23, 2016. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On August 11, 2016, certain of the Reporting Persons sold an aggregate of 81,433 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 12, 2016, certain of the Reporting Persons sold an aggregate of 73,191 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 15, 2016, certain of the Reporting Persons sold an aggregate of 61,329 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 16, 2016, certain of the Reporting Persons sold an aggregate of 62,554 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 17, 2016, certain of the Reporting Persons sold an aggregate of 44,480 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 18, 2016, certain of the Reporting Persons sold an aggregate of 47,357 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 19, 2016, certain of the Reporting Persons sold an aggregate of 5,371 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 22, 2016, certain of the Reporting Persons sold an aggregate of 14,419 shares of Common Stock held by the Reporting Persons on a pro rata basis.

On August 23, 2016, certain of the Reporting Persons sold an aggregate of 35,524 shares of Common Stock held by the Reporting Persons on a pro rata basis.

6.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Menlo X	1,420,583	0	1,457,519	0	1,457,519	1,457,519	5.4%
MEF X	12,074	0	1,457,519	0	1,457,519	1,457,519	5.4%
MMEF X	24,862	0	1,457,519	0	1,457,519	1,457,519	5.4%
MVM X (1)	0	0	1,457,519	0	1,457,519	1,457,519	5.4%

(1)	MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly.
(2)	This percentage is calculated based on 27,040,808 shares of the Common Stock outstanding as of July 29, 2016, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 as filed with the Commission on August 9, 2016.

(c) Between August 11, 2016 and August 23, 2016, the Reporting Persons sold an aggregate of 425,659 shares of Common Stock in open market transactions as follows:

Date of Sales	Menlo X	MEF X	MMEF X	Average Price Per Share
August 11, 2016	79,369	675	1,389	$13.13
August 12, 2016	71,337	606	1,248	$13.12
August 15, 2016	59,775	508	1,046	$13.13
August 16, 2016	60,971	520	1,063	$13.30
August 17, 2016	43,353	369	759	$13.12
August 18, 2016	46,157	392	808	$13.13
August 19, 2016	5,235	44	92	$13.10
August 22, 2016	14,054	119	246	$13.13
August 23, 2016	34,620	295	609	$13.19

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 24, 2016

MENLO VENTURES X, L.P.
MENLO ENTREPRENEURS FUND X, L.P.
MMEF X, L.P.

By:	MV Management X, L.L.C.
Its:	General Partner

By:	/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI
Managing Member

MV MANAGEMENT X, L.L.C.

By:	/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

8.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

9.